Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 25, 2003, we conducted a conference call for the investment community regarding the Transaction. A transcript of the conference call follows.

Forward-Looking Statements

Except for historical information, the matters discussed in this transcription contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this transcript is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK

FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor_relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.

DHL-AIRBORNE EXPRESS

Moderator: Lanny Michael

March 25, 2003

7:30 a.m. CT

Operator: Good day, ladies and gentlemen, and welcome to the DHL-Airborne Express merger conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. If anyone should require assistance during the call, please press the star key followed by the digit zero on your touch-tone phone. As a reminder, this call is being recorded.

And now, I would like to introduce Mr. Lanny Michael, Chief Financial Officer of Airborne Express. Please go ahead, sir.

Lanny Michael: Thank you, operator, and good morning, everyone. We appreciate you joining us today to discuss this exciting transaction.

I would like to remind you that slides from the presentation and a replay of this call will be available on our transaction Web site at www.dhlairborne.com.

Before we get started, I would like to refer you to slides two and three. I’d like to remind you that except for historical information, the matters discussed in this conference call contain forward-looking statements that DHL and Airborne Inc. intend to be covered by the Safe Harbor provisions for forward-looking statements.

These forward-looking statements involve risks and uncertainties that could cause the company’s actual results or performance to differ materially from the results discussed in the forward-looking statements.

Please refer to the Web site or the reports that Airborne files with the Securities and Exchange Commission, including Airborne’s annual report on Form 10-K for the fiscal year ended December 31st, 2002, for a more detailed description of risks.

With me today on the conference call are Carl Donaway, Airborne’s Chairman and Chief Executive Officer; Uwe Doerken, Chief Executive Officer of DHL; and John Fellows, Chief Operating Officer of DHL Americas.

To begin our presentation, I’d like to turn the call over to Carl Donaway – Carl.

Carl Donaway: Good morning. I’d like to thank you for joining us today for what we believe is a very exciting announcement.

As you know, DHL and Airborne today announced we have reached an agreement to merge our two companies. It’s a transaction that we believe will bring significant benefits to Airborne shareholders. It will also bring significant benefits to both companies’ customers and employees.

In merging our companies, we are creating a much stronger third player in the U.S. marketplace. But together, we’ll be able to compete more aggressively against the current UPS FedEx duopoly – Uwe.

Uwe Doerken: Thank you, Carl. At DHL, we think of this transaction with Airborne as the last piece of the jigsaw that completes a great global network. Together we will be able to offer new products, combining the strong international network of DHL with the strong domestic network of all products of Airborne.

We will be able to provide better technologies by combining DHL’s award-winning global solutions with the strength of the Airborne network in the United States.

We will be able to improve our financial returns by optimizing our combined networks with greater efficiencies and greater scope of scale. And we will be able to bundle purchasing synergies and to provide a better platform for our strong worldwide brand.

So, in order to introduce you a little bit more to the transaction structure, I’d like to focus you on page five, and explain in a little bit more detail what this transaction is about.

DHL is, in fact, buying the Airborne business, meaning the entire book of business, with all products attached, both the so-called air products – air overnight and second-day service – as well as the ground products, such as the ground service and the at home product, with all the operations, like pickup and delivery, depots, et cetera.

The airline is going to be split out of the company as a separate, standalone entity. This is not only being done, because, obviously, American regulation wouldn’t allow a foreign company to own an airline, but it is also a strategy that DHL has followed in other parts of the world.

Not only does DHL have a similar arrangement with DHL Airways in the United States, but also on the trans-Pacific, DHL entertains an ACMI agreement with Northwest. On the trans-Atlantic, DHL works with Gemini in a charter agreement. And our Asian network is based on a joint venture with Cathay Pacific, in which DHL holds a minority stake.

So, the objective from a DHL standpoint is to buy the book of business and the operations of the company in the United States, to strengthen the market position there. DHL is in line with its worldwide strategy, very happy at the same time to deal with an airline on an arms length basis.

So, Carl, I’d like to hand back to you, so that you can introduce us into the other aspects of the transaction.

Carl Donaway: Thank you. Let me take you quickly through the details of the deal.

Obviously, this transaction is subject to the customary approvals. But essentially what we’ve announced today is that DHL has agreed to acquire Airborne’s ground operations.

And as Uwe points out, it’s just not the ground operations, it’s all of our products, our book of business for approximately $3.3 billion.

It is the overnight air express, the next afternoon air, the second-day air, our ground products, our current Airborne at home products, international freight, international express products and all of the associated assets, with the exception of aircraft, which we define as all the company’s non-airline activities, for $21.25 per share for a total equity value of approximately $1.05 billion.

Concurrent with the completion of the acquisition, Airborne’s air operations will be separated to form a new public company, ABX Air Incorporated, which will be owned by Airborne’s current shareholders, who will receive one share of ABX Air for every Airborne share they hold.

We expect that the deal will close this summer, subject to the customary regulatory approvals.

I am extremely pleased to have been named CEO of DHL USA going forward, and I’m very much looking forward to working with Uwe, John and the rest of the DHL team, to build a successful U.S. business for DHL and its stakeholders.

Turning to slide six, it clearly shows the structure of Airborne, before and after the deal has been completed. As you can see, upon conclusion of the acquisition, Airborne’s air operations will be separated from the company’s ground operations, and will become a completely independent company.

Again, though, keep in mind when we talk about ground operations, we’re talking about the entire book of business, all of the existing functions – international, finance, customer service, all of our hundreds of field locations around the United States that accomplish pickup and delivery.

It’s all of our products that we sell today – air, deferred air, ground, at home, international freight, international express.

And clearly, this is a very natural split between Airborne’s parent company and our airline subsidiary, a wholly-owned subsidiary that we have owned for over 20 years.

So DHL will own all of those, as well as acquiring our airport in Wilmington, Ohio, which is – my understanding it’s the largest privately-owned airport in the United States. Two runways, state-of-the-art landing systems, maintenance facilities for the aircraft, sorting facilities – they will acquire all the assets with the exception of the aircraft.

The rationale for making the airline an independent company is really twofold. In today’s market, owning an airline is perceived negatively in terms of market valuation. And making the airline an independent public company will unlock value for Airborne shareholders.

At the same time, making the airline independent enables the combination of Airborne’s and DHL’s ground operations, which will create a third, strong competitor in the U.S. express delivery market, able to reduce prices for millions of small and medium-sized businesses that purchase expedited, door-to-door delivery of small packages and documents.

We turn to slide seven. As you can see, ABX Air will be 100 percent owned by Airborne shareholders as a result of this separation. And as such, DHL will not own any stock in ABX Air.

As a public company, ABX Air will be subject to SEC registration process and periodic reporting mechanisms. The company’s stock will be traded over the counter, but will not be listed on an exchange.

Concurrent with the acquisition, ABX Air and the combined company will enter into several agreements as part of their relationship going forward.

And these include: an aircraft crew maintenance and insurance, commonly referred to as an ACMI agreement, under which ABX Air will provide air service to the combined companies’ package and freight business; a hub services agreement, under which ABX Air will provide staff to conduct hub, line haul and maintenance services to the combined company.

Along with this, of course, ABX Air will be pursuing third party business from other shippers, forwarders and companies in the marketplace.

We move on to slide eight. As I said at the outset, this deal will create significant opportunities for shareholders, customers and our employees.

Airborne shareholders will receive a premium for their shares, and will retain full ownership of the airline. This is a good deal for them, because separating the airline as an independent public company will unlock significant shareholder value.

With regard to our employees, our aim is to grow the business. And I believe employees will benefit significantly from the opportunities created by this growth.

Clearly, it’s to their advantage to be able to work for a company that can compete more strongly and generate business, products, technology, with a global outreach.

One of the most – biggest beneficiaries of this deal, though, will be our customers. They will see a stronger company, able to bring them the benefits of competition and provide them the additional services and the latest technology.

Moving to slide nine. As many of you know, Airborne has long maintained a price-moderating influence in the express delivery markets where we compete. Our average revenue for overnight air package across all markets is significantly lower than competitors such as UPS and FedEx.

Most small to mid-sized businesses currently do not see the benefits of Airborne’s presence. However, our combined company will have the capital and resources necessary to leverage our value proposition into the small and mid-sized marketplace.

The combined company will also have the resources to invest in better services, and will be able to offer DHL customers product bundling, and Airborne customers a more robust international network.

I’d now like to hand things back over to Uwe Doerken, who will talk to you about how the transaction fits into DHL’s strategy, both domestically and worldwide.

Uwe Doerken: Thank you, Carl. I think the benefits to customers in the United States can’t be overestimated. And now, what is in it for DHL?

DHL Worldwide is on track with a very successful and good performance for our worldwide network. Only in the U.S., due to small market share, was there an issue that we had always pledged to resolve in the years to come.

With this transaction, we can leapfrog that development, and can in one go fight our lack of market share so that the last jigsaw of the worldwide puzzle of DHL falls in place, to make it the truly leading international express network.

We can see on page 11 how the market share comparison pans out. Airborne’s 19 percent market share, here calculated on a shipment basis and by creating a market of just the four major players, clearly gives the combined DHL-Airborne a much strong basis in the United States.

There’s still the huge ground market out there that is dominated by the two U.S. majors, in which Airborne, nevertheless, has established a very interesting and quickly growing foothold, and we are certainly planning to continue to work on this foothold and to further increase the overall market share of Airborne in the combined U.S. domestic distribution market.

Why did DHL choose Airborne? We think of Airborne as the best complementary partner in the U.S. that we could imagine – a combination of a strong national with the leading international network, a very strong market position with the Fortune 500 customers, an impressive network across all modes in the United States, and the proven management with a strong record over the whole – over the many years of Airborne history.

We do also like very much the significant growth that Airborne has shown in the newly created ground business, which shows that this is a company going places with a management that is imaginative and is entering new market segments.

More precisely – and as you can see on page 13 – this transaction includes the entire book of business of Airborne to its distribution customers, still dominated by the strong position in overnight air express with a good position in so-called deferred air product, second-day service and others, with a still small but quickly growing position in the ground market with a very interesting at home product to satisfy the needs of customers who want to deliver to home addresses, and a position in international that will nicely fit into DHL’s international network, which will be able to service these products in the future.

The DHL transaction benefits are therefore to grow the U.S. business from a much stronger base, to bundle the product offerings that from all we know from our customer analyses and continuous customer contact is exactly what the customer expects from us.

One provider who can offer international and domestic air and ground services, business-to-business and business-to-consumer – all out of one network.

And this newly created, combined DHL and Airborne platform can offer all of that, and therefore, position us well for future growth.

The platform will work under the joint brand of DHL, which gives the combined company access to a globally promoted and very well-known brand, especially everywhere in the world outside the United States. And the synergies of a large group in areas like purchasing and others will, of course, will be made to bear on the combined business, as well.

Page 15 shows the (complementarity) by putting the domestic and the international air market next to each other. Here, again, market statistics based on volume, and just looking at the major players in the market, Airborne’s strong domestic position combined with DHL’s strong position in the cross-border market makes for an awesome combination.

The chart 16 shows you a comparison of the positions of the two companies in the United States. The combined business will have in excess of 30,000 employees.

You can see from the network statistics that together the companies own in excess of 600 depots and 18 central and regional hub and gateways. This network will offer us additional opportunities through streamlining to increase the profit of the two companies.

DHL’s contribution to the party, as shown on page 17, is the very strong global presence. DHL is very proud to be active in more than 220 countries and territories in the world. That is, to my knowledge, more than any other company or organization in the world, more – a bigger footprint even than the United Nations, than Coca-Cola or the World Football Association.

This is underpinned with the capability to serve more than 120,000 destinations with our more than 70,000 worldwide employees, and our worldwide operations relying on more than 250 scheduled aircraft.

The market position is the leading cross-border market position in Europe and Asia-Pacific and in Latin America. So you can see that the United States presence is really the last piece in the jigsaw that falls in place and completes the great global network.

So, in summary, we believe that this transaction is compelling for our shareholders, because it completes our network and gives us a strong, profitable position everywhere.

It is great news for customers in the United States and for our employees by giving both the employees of Airborne and of DHL the capability to work in a large global group with a lot of career opportunities.

The complementary skills and services that we can put together will make us a strong number three player in the U.S. market.

Carl, I hand over to you to review the opportunity to summarize from the Airborne perspective.

Carl Donaway: Yes, I echo the comments that Uwe just made. I think that our shareholders will really like this transaction. It gives them a fair premium to the trading range over the last three months.

Clearly, our customers are really going to enjoy this, because they’re going to have access to a global network. And the employees – our employees, in particular – are going to see additional career opportunities and opportunities for growth.

Clearly, there’s a need for a much stronger competitor in the third place in the U.S. market. And the combination of DHL and Airborne certainly will enable us to get in and be that very, very strong, aggressive competitor.

And that’s going to have significant benefits for the American consumer. So, I think, looking at each of the facets, each of the constituencies, it’s going to be a very solid win for everyone.

With that, Jeremy, we’d like to open it up for questions.

Operator: Thank you. Our question and answer session today will be handled electronically. If you would like to ask a question, please press the star key followed by the digit one to ask your question. Once again, that’s star one to ask a question. And if you’re taking advantage of a speakerphone, please remove the mute function in order for your signal to reach our equipment.

And we’ll take our first question from Mr. Ed Wolfe with Bear Stearns.

(Peter Esbol): Good morning. It’s (Peter Esbol) for Ed Wolfe at Bear Stearns. Can you talk about the regulatory approval process? What consents do you believe are necessary? And what conversations you’ve had with whatever regulators are appropriate so far.

Carl Donaway: Good morning, Ed, this is Carl. First, we don’t think that there will be any significant issue, because of the structure of the transaction. We’re separating our wholly-owned subsidiary, which is a company currently owned by Airborne shareholders. The shareholders that own Airborne today, after the separation, will still continue to be owned by Airborne shareholders.

There will be no investment on the part of DHL into this company. There will be no DHL representation on the board of directors.

So ABX Air Incorporated is going to be completely separate. So we don’t think that there’s any issue at all in terms of foreign ownership as a result of this transaction.

But as you’d expect, we have discussed this with the Department of Transportation. We’ve shown them the materials and the structure. And I can’t speak for the Department of Transportation, but I can tell you, I don’t believe that there will be a issue.

(Peter Esbol): Given the – given the – one quick follow-up question. Given the recent comments from the Inspector General about two weeks ago, about DHL’s ownership structure, do you think the other is completely separate issues? Do you think the DoT looks at those together? You know, can you comment on that?

Carl Donaway: Yes. I think this is clearly a separate transaction. I can’t comment on the Inspector General’s report or anything else that would be under the consideration by the Department of Transportation.

But I can say that this transaction we’re talking about is very straightforward. There should be no question that this is a airline owned by American shareholders, U.S. shareholders, and it meets all of the regulatory requirements as far as we can determine.

(Peter Esbol): OK. Thanks for you time.

Carl Donaway: You’re welcome.

Operator: Thank you. Next we’ll go to Peter Wyatt with Nomura.

Peter Wyatt: Good morning, gentlemen. Just on the same subject, really, could you just talk about how a cost plus deal is actually on an arms length basis? And any other examples you’ve got of deals you have on that basis.

And secondly, could you talk a little bit about ABX as it will be, and what sort of turnover that business might have? And also, what sort of margins you have planned for that business on the basis of the cost plus agreement that you will negotiate with DHL.

Carl Donaway: Well, first, there are several examples in the transportation industry of ACMI agreements or contracts very similar to what we’re doing.

I believe CNF Corporation has got an ACMI agreement for carriage of its rate. Atlas Air is another company that has worked extensively in ACMI.

With regard to the specifics of the contract, we believe that there will be approximately, at ABX, $600 million worth of reimbursable costs.

With a cost plus arrangement at an adequate margin, at this time is about all we can say. But it’s about $600 million of reimbursable costs that would be going through ABX Air.

Peter Wyatt: Thank you very much. Could – one other add-on? Presumably, then, you will take the little debt that you have with you to ABX.

Lanny Michael: There will be a capital structure at ABX that will reflect some of their current financing for aircraft, as well as the structure proposed. We’ll incorporate an adequate capital structure, both on a financing as well as overall equity basis.

Carl Donaway: We should also point out that there’ll be a joint proxy prospectus going out on this transaction in the next several months, or a few months.

So, we would like to – just for those kinds of questions, until we can put the documents into public.

Peter Wyatt: Thanks very much.

Operator: Thank you. Next we’ll go to Gary Yablon with Credit Suisse First Boston.

Gary Yablon: Good morning, gentlemen. How are you?

Carl Donaway: Doing well.

Uwe Doerken: Very well, thank you.

Gary Yablon: Could you talk – just two questions. First, timing for approval of transaction.

And secondly, could we talk – I don’t know if this is for Carl or Uwe both – about your strategies as you grow in the ground business in the U.S., trying to find balance between market share and profitability, knowing that the two – the two big boys out there have done a reasonably good job of raising prices each year. Where do you see yourselves in that mix? So, that and then the timing of getting this closed.

Carl Donaway: Well, I would say that – this is Carl – the timing to approve, we’re anticipating it should close this summer. And obviously, there are the normal approvals with the Justice Department and Department of Transportation and others. But we don’t anticipate significant problems.

With regard to the strategy for ground, I’ll speak on that and I’ll also ask Uwe to talk about this topic.

Clearly, there’s an enormous market potential. When you look at the consolidation or the amount of business that UPS has in the ground market, and FedEx, quite clearly, there is a real need for a third, strong competitor in that segment.

So I believe we can take market share. We can go to that segment, compete very aggressively, bring the consumers tremendous value that does not exist in that segment today, and do it profitably.

So I think there’s a tremendous upside opportunity for the combined companies to be very competitive in the ground business – Uwe.

Uwe Doerken: Yes. Couldn’t agree more. I think the great opportunity here is to provide the number three ground network – excuse me, domestic effort in the United States with access to the leading international cross-border express network.

As those of you who study the industry know, the price offerings of both DHL and Airborne are already more value-oriented and economic today than those of the majors. And we expect that through the combination of our businesses, we can offer that type of market positioning, not only to the Fortune 500 companies, but also to the small and medium-sized business in the United States.

We know from our talks with customers that customers are really waiting for and appreciating a third alternative for the U.S. distribution market.

Gary Yablon: Carl, what will you do differently in six months from now than you’re doing today in the ground market?

Carl Donaway: Oh, it’s real simple. I’m going to be growing growth in segments where Federal and UPS have dominated. We’re going to be in those segments and we’re going to be attracting customers into those segments that we do not currently focus on. So it’s going to be a real exciting time for us.

And clearly, you know, we’ve been talking about bundling for the last couple of years. The combination of the two companies will enable us to bundle not only – and in my opinion, to parity with anybody, the best of them out there, but probably at a level slightly above it.

Again, tied to the fact that DHL’s network is so extensive around the world, I think that our bundling capabilities and the opportunities for our sales forces to be cross-selling right now, as soon as we get this closed, is going to be enormous.

Gary Yablon: Well, but – OK. And how long would that take? I mean, people can’t cross-sell immediately. They’ve got to learn and train. What’s the timeframe for that?

Carl Donaway: Well, we can’t really do a lot in terms of integrating until we’ve closed the transaction. Again, we go back to about four to six months would be our target. I think we’re going to be looking at some time this summer for the close.

Once it’s closed, my intention is to undertake a very quick but a very thorough review of both companies, drawing on the talents and the abilities of the management teams from both companies, and put together a very sound business plan and strategic plan to go after those segments.

I can’t give you a specific timeframe, but I can tell you what the process is. And it’s going to be very focused on that segment, to bring the competition levels to a segment that currently has got 79 percent of the business in the overnight segment is controlled by two companies.

Gary Yablon: Right. OK. Great. Thank you.

Operator: Thank you. And our next question comes from Muin Chowdhury with UCSG.

Muin Chowdhury: Hi, gentlemen. I have a question regarding like, you say the deal will close sometime in the summer. Any idea about what part of the summer we’re talking about here?

Carl Donaway: I couldn’t say. I think that our target of four to six months has been reasonable, but I can’t give you a specific month.

Muin Chowdhury: OK. Thank you. I think other questions have been answered. Thank you very much.

Carl Donaway: You’re welcome.

Operator: Thank you. Next we’ll go to Dan Hemme with Prudential Securities.

Dan Hemme: All right. Thanks. A quick question, maybe a balance sheet issue. Can you talk a little bit about – and I apologize, I can’t see the slides – the separation of assets?

You mentioned that the hub property will become the ownership of DHL Worldwide. What other – what other items will remain split? And how do you see this going forward?

Carl Donaway: Well, Dan, I think in big terms here, because we would really want to wait till we put everything into the public filings with the joint proxy and prospectus for the two operations, the two companies and transactions.

But in the big picture way, DHL will be buying all of the assets except for our aircraft. The aircraft would be remaining with ABX Air Incorporated.

Dan Hemme: Is it safe, then, to assume that the ABX Air operation would only include, on the balance sheet, aircraft and existing aircraft obligations, leases, capitalized leases?

Carl Donaway: Actually, what I want to do again, Dan, is wait until we put in our joint proxy and prospectus into the marketplace, because it will go into much greater detail.

I think it’s, without getting into the specific balance sheet numbers, again, as I said, the air company, ABX Air Incorporated, will own the aircraft and the remainder of the assets, in a very large way will flow over to DHL.

Dan Hemme: OK and then maybe a quick follow-up. Is there – you’ve not talked about what ABX Air intends to do with this cash. Is there any chance that ABX Air and DHL Airways become a combined organization?

Carl Donaway: Really can’t comment on that, because, again, these are two independent companies. Once we spin them off, what they do is going to be up to them.

Dan Hemme: And then, who is it do you anticipate will lead the ABX Air?

Carl Donaway: ABX Air CEO will be Joe Hete. He’s been the president of, chief operating officer for that company now for several years. I believe he’s been with ABX for over 20 years. He has a solid record with our company, and I have complete confidence that he will be able to step up to the challenge of running an independent airline.

Dan Hemme: Thanks very much.

Operator: Thank you. We will next move to Raymond Maguire with UBS Warburg.

Raymond Maguire: Good afternoon. A question for Uwe. Uwe, you talk about DHL plans to make substantial capital investments to grow the company, and also to increase the foothold on the domestic ground-based business.

Could you expand on that whether – can we expect further acquisitions? Or is it through organic growth? And could you perhaps state a numerical value in terms of what size of investment you’re looking to?

A second point, can you state what were DHL losses in the U.S. in 2002, and your target for the combined group going forward?

And, finally, you talk a lot about being able to bundle products. Is the bundling exclusive to the international business? I mean, can you really successfully bundle domestically with the structure with ABX Air spun off?

Uwe Doerken: Yes. First of all, your question on investment. Simply by continuing to invest the money that both DHL and Airborne, who have both been companies who have been investing significantly in the U.S., putting this amount of regular investment together and focusing it on one network will allow us to position ourselves much more strongly in the United States.

On top of that, we will – we will begin again to invest in our branding position, which is an area that we (have been affected) a little bit in the past, through our rebranding effort to position the new DHL, as we call it, in the rest of the world, as well as in the United States.

In terms of growth, we expect that as a strong number three competitor in the market where customers are awaiting for the opportunity to work with a strong number three, we would hope to grow more than the market growth overall.

On top of that, we would expect to see significantly above market growth in the newly-created ground segment, in line with what both Airborne and, in the – starting today, DHL, have shown in that particular segment.

When it comes to bundling products, we know from customer research that, if you ask customers today what kind of offer they expect from an express provider, they will tell you that they want both international and domestic products, and both air and ground products from one network.

So, we feel that through this transaction, we are combining exactly the components that form the minimum product portfolio that a customer expects. And we will be able to have an answer in every single of these product portfolio slots.

On top of that, we can, of course, also in the future leverage the very rich portfolio in forwarding solutions and other transportation logistics service areas that the DHL group as a whole is able to offer on a worldwide basis. And that will actually set us apart from any competitor in the United States, because nobody has a portfolio to rival ours on that dimension.

Raymond Maguire: So, DHL losses in the U.S. in ‘02? And any targets for the combined group going forward?

Uwe Doerken: Well, we are not commenting on individual countries or regions in our portfolio. But what we can say is that we expect this transaction to not change in any material way the guidance that (DPW) and group has given for the years 2003 and 2004, and that from 2005 forward, we would expect a initially small and in later years much larger positive contribution to our overall performance.

In other words, we will expect to see a slight improvement over the 3.1 billion EBITDA that we have given as guidance for the year 2005.

Raymond Maguire: And to clarify your growth, will it be through further acquisitions? In part?

Uwe Doerken: I mean, I would never want to comment on acquisitions here. But we feel that with this transaction, in the United States we have the critical mass to entertain a strong platform in the express market segment. And I would not see acquisitions as the key challenge for us in the United States in the future.

Raymond Maguire: OK. Thank you.

Operator: Thank you. We’ll move forward to Helane Becker with Buckingham Research.

Helane Becker: Thank you very much, operator. Hi, gentlemen. Do you anticipate, Carl, any issues with your employees, with the Teamsters or anything like that?

Carl Donaway: Well, I think we have to explain the transaction to all of our employees. And they should, that they understand what we’re trying to accomplish here.

I think that, getting back to the basic point of doing this, from my perspective is, to take our company to the next level of competition, to bring more opportunities to the marketplace, but also to bring more opportunities to our employees.

We’ve worked with the Teamsters for many years. Again, I think it’s a process of sitting down and explaining why this is going to be a great opportunity for our employees, and that’s what we plan to do.

Helane Becker: In the new structure, they remain with the company, right? You’re still going to have the same union groups and so on.

Carl Donaway: Well, under the current structure we have, as you know, at ABX Air we have our Teamster pilots …

Helane Becker: Right.

Carl Donaway: … and they would remain with ABX Air. And then, all of the remaining pilots – or, excuse me – all of the remaining employees that we have today in our ground operations, or we would call the parent company, will remain where they are.

Helane Becker: OK. The transaction looks like it’s not one that would have regulatory issues. But do you expect that FedEx and UPS will try to bring regulatory issues into the …

Carl Donaway: Well, you know, if I were a duopoly, I would probably be out there protesting real hard. I really wouldn’t want a lot of new competition in the segments that they have been benefiting by for so many years. So yes, I would anticipate that they will be raising objections, as most competitors would do, but again, I’d go back to the basics.

Helane Becker: Right.

Carl Donaway: The structure itself, I think is straightforward. It’s very, very obvious that this is a U.S. corporation. It’s owned by U.S. shareholders. There is no management or board position between the two companies, so you don’t have any issues there.

So I would be hard pressed to understand why there would be a problem with this transaction from a foreign ownership standpoint.

But, as I said before, as you’d expect, we’ve taken the documentation and the transaction to the Department of Transportation for review. I can’t speak for them, but I’m comfortable that we’re going to be able to meet all of the regulatory requirements.

Helane Becker: OK. And my last question is really with respect to shippers. Have you talked to any of your customers about this transaction, or about the idea of this transaction, to see what they would say?

Carl Donaway: Well, you know, we can’t, obviously, speak to them in advance of a merger. But what we have heard through many sources of customers, is that more and more, the global capability, the global network is what’s really important.

You know, some of our biggest customers are clearly global players. And having the access to the global capabilities of DHL is going to be a very strong plus for our current customer base.

But more importantly, it comes back to, again, allowing us to compete in segments that we historically have not been as aggressive in. So, for the American consumer, I think it’s going to be a very solid win.

Helane Becker: So, in your – you act as a freight forwarder in international operations now. So, will you continue to operate that way? Or would you migrate your operations sort of over to DHL?

Carl Donaway: Well, that’s one of the areas where you get strong synergisms. If you look at our international freight product, for example, clearly, by putting these companies together, we’re going to be able to leverage significantly better airline rates, because we’ll have more tonnage going through the contracts.

So, the combination of specific products will give us very positive synergisms.

I think I would have to also go back to what I said before, that we want to do a very methodical – quick but methodical – review of the two companies, and come up with an integration strategy that’s sensitive, both to the market opportunities that we’re looking at, which are very, very significant. But also to do an assessment of the strengths of both organizations, so we can leverage those strengths in the integration.

So I think it would be premature to talk about, you know, putting things together. But clearly, there will be tremendous synergisms in terms of our ability to buy space from the airlines, because of the additional tonnage that we will be bringing in to the equation.

We think that purchasing, joint purchasing opportunities will be enormous, line haul costs. So there’s going to be a lot of very positive synergisms to this, as well as the upside in the market.

Helane Becker: OK. Thank you very much, and congratulations.

Carl Donaway: You’re welcome.

Lanny Michael: Thanks.

Operator: Thank you. And we’ll now move forward to Menno Sanders with Morgan Stanley.

Menno Sanders: Yes. Good afternoon. Two questions for Uwe, if I may. First of all, Uwe, could you explain to us, why now? What was the reason behind the timing for the transaction at this moment? Where it’s very (unforth) with the STAR program here in Europe.

Secondly, could you try to quantify for us what the synergies are?

And, thirdly, coming back to Raymond’s point about your statement when you say, we are prepared to make substantial long-term investments to grow the business. Could you give us an indication of when you think this transaction will actually make its cost of capital?

Uwe Doerken: Yes. Let’s start with (y-knoll). I think this is a very good moment to bring to customers in the United States what they have been waiting for.

This trend to want the bundled product offer has been emerging over the past years. And it has actually driven several companies, initially RPS, who were later bought by FedEx, Airborne and now also DHL – to enter the ground market in order to be able to offer this full product portfolio.

But what we are trying to do here is to leapfrog that development and to create the strong number three in one go, with the full product offer. And that’s why the timing seems perfect to us right now.

The synergies will lie in the combination and streamlining of our two networks. They will also very much lie on the market side.

Let me explain that the average customer in the United States today is often working with one of the two majors and one of the two of us as a second provider.

Therefore, we have relatively little overlap in our customer base. And that explains why we think our cross-selling opportunities are above average, and we will have little overlap in the existing customer base and a great opportunity to sell each other’s products to the customers we already have today.

The synergies will also come from the fact of investing into one individual brand. We will be able to leverage ourselves over one IT infrastructure and combine the best of the two companies in that field, and thereby also access e-commerce and other opportunities.

The numbers I do not want to comment on today. I think that would be premature. There will be a lot of work going on in the coming months.

And I ask you to accept that many of the necessary analyses we can, obviously, not do today, such as go in detail over customer – over customer files, for example, or discuss in detail in advance with union and (our) employees what the best ways would be to combine the network.

We would expect that through combining the companies in the – we will have immediate benefits to our cash flow, and we will – I mean, in the underlying business. And we will in the – after two or three years of combining the networks, we will enter the area of return on capital that you have been talking about.

Menno Sanders: OK. Thanks a lot.

Operator: Thank you. And next we will move forward to James Valentine with Morgan Stanley.

(Jeb Russo): This is (Jeb Russo) for Jim Valentine. I just wanted to dig a little deeper into the strategy of DHL and Airborne to gain share in the U.S. domestic ground market. I mean, given that we have two very large, very entrenched competitors in FedEx and UPS, who have much greater scale and density in the U.S. ground market, how is it that we can assume that the strategy to gain share is anything other than discounting relative to where those two competitors have set current pricing?

Carl Donaway: Well, I think that what you have to look at, James, is, in those segments where we are not presently active, there is probably less discounting than would be necessary.

However, we – as I have said in previous calls, as we grow the ground business, we want to do it intelligently. We’re not going out and just randomly throwing wild discounts.

We had to be very aggressive to get the basic market share to start our ground product. And over the last several months, we have got sufficient volume in our network right now to have, clearly, a credible product, I mean, if we look at the numbers of shipments we have per day.

I think when we go into the small and medium-sized segments, in talking to customers, we see that there’s not a lot of discounting. A lot of the ground business, in particular, has very limited discounts.

So, there’s an opportunity to go in there and bring value to that segment, but do it profitably.

(Jeb Russo): OK. Thanks a lot.

Operator: Thank you. We’ll next move forward to Nicholas Ward with Deutsche Bank.

Nicholas Ward: Yes, thanks. My question’s been answered. Thank you.

Operator: Thank you. Then we’ll move forward to Jamie Brandwood with ABN AMRO.

Jamie Brandwood: Hi there, yes, just had a couple of questions, if I may. Can you first of all tell me how long your ACMI arrangement actually goes on for, when this sort of next renegotiation would be? Those sort of issues.

Carl Donaway: It will all be contained in the joint proxy prospectus that will be coming out in the next few months.

Jamie Brandwood: OK. Can you talk about your relationship with TNT Express? I know they’re a fairly major customer. And one doesn’t want to be sort of overly sort of cynical, but obviously, the rivalry between Deutsche, Boston, TPG may spark some concern as regards to that particular relationship.

Carl Donaway: I really can’t comment on that. TNT has been a customer of ours for some time. And we value their business.

Jamie Brandwood: You mentioned your top 20 customers was something like 13 percent of revenue. Would TNT be the largest amongst those?

Carl Donaway: No.

Jamie Brandwood: OK. And then it – back to the sort of – sorry, if I drum on about this – but this question about where assets go, in terms of which go with ABX Air and which don’t.

Obviously, ABX Air within that, there’s two sort of subsidiaries. One is Airborne FDZ, and the other one is at Wilmington Airpark. Presumably both of those and the assets related to those would stay with ABX?

Carl Donaway: Well, again, I think what would be best is to wait until we put the joint proxy and prospectus out, because that’ll have the distribution of the assets and where everything’s going.

As I said before, in big blocks, you’ve got basically the airport and all of our parent company operations and facilities going to DHL.

Jamie Brandwood: OK.

Carl Donaway: And ABX Air in the very broad sense will have aircraft. But I think it’s very important that you wait to read the joint proxy prospectus to get a complete breakdown of the asset distribution.

Jamie Brandwood: OK. Thank you.

Operator: Thank you. And as a reminder if your question has already been answered, you could press the pound sign to remove yourself from the queue. Next we’ll move to Peter Jacobs with Reagan Makenzie.

Peter Jacobs: Good morning, gentlemen. First of all, Carl, could you please talk about what you plan to – or what ABX will plan to do – with the proceeds from this acquisition? Will it be distributed to the Airborne shareholders in cash?

Carl Donaway: Well, we’re going to have, as you know, $21.25 in cash. And then they will own a share in ABX Air Incorporated. And those shares will be traded, and the value of the shares will be determined by the marketplace.

Lanny Michael: Peter, this is Lanny. I want to make sure you understand. The shareholders of Airborne Inc. are the ones who will be receiving the $21.25 of cash.

The separation of ABX to our shareholders is just another component that they’ll receive a share of stock. Please understand, the distribution of the cash is not going to reside with ABX Air. It goes to our shareholders.

Peter Jacobs: Oh, thank you for that clarification. That’s what I was – that’s the point I was getting at.

Secondly, as far as the value proposition, Carl, that – I’ve looked at how, what Airborne has brought to its customers in the past. Do you still, then, plan to be the low-cost provider? Or do you now become more of a full-service entity? At least the picture in the United States, you know, vis-à-vis a UPS or a FedEx.

Carl Donaway: I think we’ve always been a low-cost operator. I mean, we have really focused on keeping our cost structure in line. And believe me, putting the two organizations together is only going to accentuate the focus on cost control.

Because, clearly, to compete in the segments that we do today and we anticipate competing in in the future, really requires a very close control of your cost structure.

With regards to being the value provider – and that’s really the way we have positioned ourselves with the Fortune 500 and the Fortune 1000 – it’s more than price. It’s really the flexibility. It’s the willingness to go in and build unique programs for customers.

And the answer to that is, absolutely. We’re going to continue doing that.

But more importantly, we’re going to have to get into the segments we have not been competing in historically, and then bring the value proposition that we have into those segments.

And it’s my opinion, after talking to customers for a number of years, and some very big customers and some very small customers, that there is a real desire to have more competition in those segments.

And the things that we do for the Fortune 500, we can do, in many ways, for the smaller shipper out there.

Peter Jacobs: OK. And, as far as trading, how ABX would trade. You had indicated earlier in the call that it would trade over the counter but not be listed on any of the major exchanges?

Lanny Michael: Peter, initially, that’s correct. It’ll be a over-the-counter type of stock. And down the line, ABX, as an independent public company, will, you know, certainly look at their other alternatives. But initially, that is the design.

Peter Jacobs: OK. So, and neither – to be, may be clear on that – but that would be neither NASDAQ nor the NYSE.

Lanny Michael: That’s correct.

Peter Jacobs: OK. And just lastly, in terms of this. Could you give us a sense of what kind of revenue ABX Air would be bringing in on a pro forma basis for 2002? And this might be getting ahead of the joint prospectus, but can you give any comment there?

Carl Donaway: Yes, about the only thing I can say, Peter, is it’s going to be roughly $600 million of reimbursable costs.

Peter Jacobs: OK. So that’s – OK. Very good. Hey, thank you and congratulations. I think this is a great deal for the ABX shareholders.

Carl Donaway: Thank you, Peter.

Operator: Thank you. And our next question comes from the Trust Company of the West and Steve Braham.

Steve Braham: Hi. I was wondering if you’d tell me what form this transaction will take place. Is this a stock purchase or an asset purchase? And where do the residual liabilities of parent (ABF) reside post this transaction?

Carl Donaway: I’m sorry. Could you repeat the last part of the question?

Steve Braham: Where would the residual liabilities – in other words, whatever the pension or environmental or legal liabilities, actual or potential – where would they reside?

Carl Donaway: The transaction will be a stock purchase.

Steve Braham: Stock purchase. Go ahead.

Carl Donaway: And, you know, really we’re not going to get into too much of the legal definition. The transaction documents went through a process of defining, you know, the elements of the various companies. And, again, those descriptions and risks and what-not, will be described in the joint proxy and registration statement.

Steve Braham: Would it be possible for you to give me an indication in terms of the current structure of Airborne Freight, what the book value and associated liabilities are with regard to the airline suite?

Carl Donaway: Well in our recent 10-K filing – I think I’d refer you to that – we do give some description relative to the relationship of the entity as well as the operations and where the assets are. Again most of the assets that you’d be looking at are the aircraft. We, you know, don’t have – we really don’t account for things on any sort of a fair market basis or separate those assets out. But there is some disclosure in there relative to the operation of ABX and the aircraft that we operate.

Steve Braham: And just to clarify, the payment of roughly $20 per share in dividend if you will, is this a liquidating dividend in terms of the taxable holder?

Carl Donaway: Again our proxy and registration statement will include some information as to the structure of the payment, we’re not going to at this point in time advise as to the taxability of the transaction in terms of its structure. That would be something that would be defined to some degree in terms of the form of the transaction as to the current shareholders, how they would treat that.

Steve Braham: Thank you.

Operator: Thank you (sir). Appears as though we have time for two further questions. The first one will come from Michael Schechter with Mentor Partners.

Michael Schechter: Who will be assuming the convertible debt like with DHL? And what will the adjustment to the convert be?

Male: At this point in time the convertible debt, as you know, is a private offering under a 144 ruling by Airborne, Inc. The – once again in the transaction process, the – those notes will be evaluated in terms of the proper process for how those go forward. They will not be debt that goes with (ABX, Inc.).

Michael Schechter: OK, and the adjustment, have you calculated what the adjustment will be for the 21 and a quarter payment?

Male: No, not at this point in time. Once again because the nature of the convertible debentures will have to be evaluated in the context of the post-closing infrastructure in combined entities in terms of their nature, and how they’ll go forward.

Michael Schechter: So will they become convertible into cash, or convertible into cash plus the ABX spinout?

Male: The ABX separation will not influence the convertibles in terms of the current structure. Again my point being is that the current convertibles are issued and registered on a private ruling by Airborne, Inc. The Airborne, Inc. entity will change with this merger, and as such the nature of those notes will have to be evaluated and determined post-closing to the transaction.

Michael Schechter: Thank you.

Operator: Thank you. And our final question today will come from Tom Albrecht with BBT.

Tom Albrecht: Thank you. Good morning, guys and congrats on the transaction. Had a few kind of follow up questions here. First off I believe DHL recently opened a hub in

Cincinnati. Given that you’ll be buying the Wilmington airport, what are the plans for Cincinnati?

John Fellows: This is John Fellows. We’ll continue to operate Cincinnati, we’ll open it on time in July, we’ll move from our current older facility into a state of the art facility. And then as we go forward, after the transaction is closed, the parties will sit down and we’ll evaluate the two airports and establish the appropriate relationships between them for split of volumes.

Tom Albrecht: OK, good, thanks. And then I had thought that the DHL contracts with its own unions did not allow very much ACMI activity. Do you anticipate any problems on that front?

Male: Well there’s no prohibition in the pilots, collective agreement, or any of the others that prohibit ACMI activity. So any discussions or negotiations with the airline people of course will be a matter for the airline itself to conduct. We simply ask them to provide the list for us and the ACMI – on an ACMI activity. So – but again I’m aware of those particular agreements, and there’s no prohibition against an ACMI contracting activity.

Remember, as Uwe said earlier, we already currently contract with (Gemini), we contract with a small company on the West Coast for two (DC9s), we contract with Northwest for the intercontinental activity to Asia. So I mean – and we have some 50 other aircraft that we contract for throughout the United States on a either charter or ACMI basis. So again there’s no prohibition.

Tom Albrecht: OK, thank you for that. And then I just want to clarify, will ABX Air run only its own aircraft? Or will it be effectively running DHL aircraft as well?

Male: Well at this point – clearly until we close there’s going to be two separate companies we’re going to be managing in parallel. After closing, you know it’s just part of our integration review, but again you have two carriers performing the services today, and it’s something that we’ll be looking at.

Tom Albrecht: OK. And then I guess lastly – or I guess two other questions. One is on the subject of ABX Air and its future revenue stream, would it be unfair to think, even though you’re going to market this to other parties, your air capabilities, that probably 90, 95 percent of ABXs air revenues will be coming from DHL?

Male: I think ABX is going to find itself in a position that every other airline would love to be in, which is have one enormous customer out there that is going to make sure that there’s cash flow coming in the door, and a solid stream of revenue and growth potential. So I would say that yes, DHLs going to be a very large customer to ABX Air, but we also are very optimistic that they’re going to be able to grow additional third party business. As you know for years now we’ve been doing postal charters, and that’s a significant flow of revenue to ABX today. So I would anticipate you’re going to see more business unrelated to DHL being grown quite aggressively by the ABX management team.

Tom Albrecht: OK. And then lastly question for Lanny. Lanny, in 2002 the depreciation and amortization for Airborne, Inc. was about $191 million. I know the development of the ground product was largely a non-asset based owner operator third party type of structure. How much depreciation roughly would be assigned to the ground business?

Lanny Michael: Well when you say ground business to non-aircraft related depreciation, I …

Tom Albrecht: Correct.

Lanny Michael: Tom, I don’t have the numbers right in front of me here, but you know clearly if you look at our overall asset based of Airborne, Inc. on a consolidated level, the majority of our on book assets are in fact aircraft or aircraft related. But with that said, the depreciation – the overall $190 million depreciation number – excuse me – you mentioned, there’s certainly a significant component of that that is aircraft related debt in the go forward Airborne structure that incorporates all of our assets and sort process, or pick up and delivery units and what not, there will be a reduced level of depreciation related to that aspect of it.

I don’t have the numbers right in front of me here …

Tom Albrecht: OK.

Lanny Michael: … Tom, but it will be a significant reduction from the current run rate of depreciation that will go forward.

You’re right, much of our pick up and delivery operations are independent contractors, so we don’t necessarily bear that direct investment. But we do get the synergies and the productivity from increased volumes from that without a massive investment scale. And we have given you some guidance I believe in our January conference call relative to some of the investments that we will probably more than likely continue on to help build out the ground infrastructure specifically through our regional hubs, and the upgrading to some degree of our pick up and delivery vehicles with the – with the larger vehicles.

Tom Albrecht: OK. Thanks for that explanation, Lanny.

Male: Jeremy, I think that concludes our call.

Operator: Thank you and I’ll go ahead and turn it over to you for any closing comments.

Carl Donaway: OK. Well again I just want to reiterate I think that this is going to be a wonderful opportunity for Airborne’s shareholders, our customers, and our employees. I think that (DHLs) got a fantastic worldwide brand, a tremendous network, and I’m very proud and pleased to be associated with this transaction, and becoming a part of the DHL management team as we go forward. Uwe.

Uwe Doerken: Thank you, Carl. We are very happy to continue to work with a combined DHL Airborne team under the leadership of Carl. And we think this transaction is stabilizing and solidifying our worldwide network by putting the last jigsaw piece in in the one country where we were not satisfied with our market share position yet.

The opportunities are immense to leverage all the technology, branding, customer, and product capabilities of DHL together with Airborne in the U.S. market. It’s very good news for customers, it’s great news for the employees of both companies, and it is good news for our shareholders because we will be able to deliver superior returns on the basis of a global network that is strong in every single country where we operate.

Thanks a lot for listening in.

Operator: Thank you. And that does conclude today’s conference, we appreciate your participation, and you may now disconnect.